Exhibit 99.1

For immediate release

PreMD Announces U.S. PTO Decision

Toronto, Ontario (December 23, 2005) --- PreMD Inc. (TSX: PMD; Amex: PME) today announced that the United States Patent and Trademark Office (U.S. PTO) has informed the company of its decision not to reinstate two U.S. patents related to PreMD’s skin tissue cholesterol technology. PreMD is evaluating possible avenues of appeal.

As previously disclosed, the two patents had been listed as abandoned by the U.S. PTO for failure to pay maintenance fees. The failure to pay these maintenance fees occurred when the files were transferred between U.S. and Canadian patent agents.

PreMD has authorized legal action against the law firm that was responsible for managing its patent portfolio at the time when the maintenance fees for the two patents in question should have been paid. The U.S. PTO found that the patents lapsed as a result of the law firm’s failure to use its established docketing procedures regarding payment of the maintenance fees. Damages claimed in that action have yet to be quantified.

“We strongly believe in the merits of our petition and are obviously disappointed with the U.S. PTO’s decision,” said Dr. Brent Norton, President and Chief Executive Officer. “That being said, it is important to remember that in the United States PreMD has an additional two patents in force covering other aspects of the technology as well as two patents pending, and that the two patents in question remain in force in all other jurisdictions. Our skin sterol test system is the product of years of proprietary development and expertise that is exclusive to PreMD, and for those reasons, we do not expect that PREVU* Skin Sterol Test could be duplicated.”

Dr. Norton continued, “At this point in time, McNeil Consumer Healthcare, our marketing partner for PREVU* Skin Sterol Test, is continuing to advance its commercialization strategy. Additionally, we are continuing to strengthen our intellectual property portfolio through an aggressive strategy to evaluate and patent our trade secrets, proprietary know-how and ongoing technological innovation.”

PreMD’s intellectual property portfolio currently includes 38 issued patents and patents pending related to the skin sterol technology, 22 patents and patents pending related to PreMD’s cancer technologies and nine patents and patents pending related to the color measurement process.

About PreMD
PreMD Inc. (formerly IMI International Medical Innovations, Inc.) is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are marketed and distributed worldwide by McNeil Consumer Healthcare, Canada. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario.
*Trademark

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

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For more information, please contact:
Sarah Borg-Olivier
Director, Communications
T: (416) 222-3449
sbolivier@premdinc.com